SEA OTTER SECURITIES GROUP, L.L.C.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2015

Net Capital, members' equity		$	6,593,960
Less: nonallowable assets			
Property, plant and equipment, net			30,064
Prepaid expenses			56,555
Security deposits			50,000
Total nonallowable assets			136,619
Net Capital		$	6,457,341
Aggregate indebtedness		$	5,051
Computed minimum net capital required (6.67% of aggregate indebtedness)		$	337
Minimum net capital required (SEC Rule 15c3-1)		$	100,000
Excess net capital $ 6,457,341 less $ 100,000		$	6,357,341
Percent of aggregate indebtedness to net capital	$ 5,051 / $ 6,457,341		0.08%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X17A-5d, Part II-A filing as of December 31, 2015

Confidential Pursuant to SEC Rule 17a5(e)(3)